UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-34175

(Check One):

☐ Form 10-K    ☒ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended:	December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

  N/A.

PART I

REGISTRANT INFORMATION

Ecopetrol S.A.
Full Name of Registrant:

N/A
Former Name if Applicable:

Carrera 13 No. 36 – 24
Address of Principal Executive Office (Street and Number):
Bogota, Colombia
City, State and Zip Code:

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.) ☑

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,10-D,  N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant respectfully notifies the Securities and Exchange Commission that it was unable to complete its Annual Report on Form 20-F for fiscal year ended December 31, 2009 (the “2009 Annual Report”) in a timely manner without unreasonable effort or expense.  The Registrant closed several acquisitions during 2009 for which valuations and additional analysis and disclosures where required thereby increasing the demands on its personnel.  These demands caused unanticipated delays in the completion of the closing process and preparation of its 2009 Annual Report.  Therefore, the Registrant requires more time to complete its reconciliation of Colombian Government Entity GAAP to U.S. GAAP. Additionally, the Registrant’s management is currently in the process of finalizing its report on internal controls over financial reporting.

The Registrant is working diligently to finalize the 2009 Annual Report and expects to file it no later than July 15, 2010.

PART IV
OTHER INFORMATION

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Adriana M. Echeverri	011-57-1234-4254
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☑ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported by the Registrant on its Form 6K/A filed with the Commission on March 8, 2010, corresponding to the Registrant’s 2009 fourth quarter results, under Colombian Government Entity GAAP, the Company’s consolidated unaudited total revenue for the year ended December 31, 2009 amounted to Ps$30,404,390 million compared to the Ps$33,896,669 million in 2008 and the Company’s consolidated unaudited net income amounted to Ps$5,132,054 million compared to Ps$11,629,677 million in 2008.  The Registrant expects that there will also be significant changes in the results of operations under U.S. GAAP for the fiscal year ended December 31, 2009 compared to the fiscal year ended December 31, 2008.

Ecopetrol S.A.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2010	By:	/s/ Javier G. Gutiérrez
	Name:	Javier G. Gutiérrez
	Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4  Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.  Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).

6.  Interactive data submissions.  This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).